Filing Company:            Cardiac Science Inc.
                              Filer's Commission File No.        0-19567

                              Subject Company:           Survivalink Corporation

                              This communication is filed pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and is deemed filed under Rule 14a-12 of the Securities and Exchange Act of 1934, as amended


Contact:

Cardiac Science, Inc.
Roderick de Greef
Chief Financial Officer
(949) 587-0357


For Immediate Release:
---------------------

              CARDIAC SCIENCE PROVIDES UPDATE ON SURVIVALINK MERGER

               New Terms Reduce Cash Required to Close Transaction

         IRVINE, Calif. -- June 6, 2001 -- Cardiac Science, Inc. (Nasdaq: DFIB) announced today that it has amended its agreement to acquire Survivalink Corporation, a leading provider of Automated External Defibrillators (AED's), reducing the amount of cash required to close the transaction.

         Under the terms of the original agreement, announced on February 14, 2001, Cardiac Science agreed to pay $35.5 million in cash and $35.5 million in restricted common stock to Survivalink shareholders for a total purchase price of $71 million.

         The amended agreement provides for $10 million in cash, $36 million in restricted common stock, and a nine month note of $26 million, secured by the company's assets, for total consideration of $72 million.

         The acquisition is expected to close in July 2001 and is subject to approval by the shareholders of Cardiac Science and Survivalink.

         "We have received verbal commitments for the reduced cash component of the transaction," said Raymond W. Cohen, President and CEO of Cardiac Science. "This amendment will result in a smoother and more timely close of the merger."

         Cardiac Science and Survivalink are currently collaborating to integrate Cardiac Science's proprietary monitoring and automatic tachyarrhythmia detection technology into Survivalink's AED's. It is anticipated that this unique capability will expand the clinical utility of Survivalink's AED, provide a competitive marketing advantage and further accelerate the adoption rate of Cardiac Science's core technology.

About Survivalink Corporation
         Survivalink Corporation is a private, Minneapolis based company focused on public access defibrillation, empowering responders without extensive training to intervene quickly and effectively in cardiac emergencies and save to lives. Survivalink introduced its first AED to the market in 1995 and it is estimated that Survivalink's AED products have saved over 3,000 lives. In 2000, Survivalink sold over 6,000 AED's, grew its revenue by over 40 percent to $17.1 million and was profitable. Survivalink has over 50 patents issued on its AED technology.

About Cardiac Science
         Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices that monitor and automatically treat patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a potential recurring revenue stream from the sale of the company's proprietary disposable defibrillator electrodes. Cardiac Science began marketing its first commercial product, the Powerheart(R) in the United States in early 2000 and currently sells it products in over 40 countries worldwide. For more information, visit www.cardiacscience.com.

         This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to, commitments to finance the Survivalink acquisition, the company's ability to complete the Survivalink acquisition and the expected closing date of the Survivalink acquisition, the integration of Cardiac Science's and Survivalink's technologies and the synergies therefrom, the life-saving potential of Cardiac Science's technology, and the applications of the company's technology. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.

SEC Filings
         CARDIAC SCIENCE PLANS TO FILE AN S-4 REGISTRATION STATEMENT AND A DEFINITIVE PROXY STATEMENT WITH THE SEC IN CONNECTION WITH THE SURVIVALINK ACQUISITION. CARDIAC SCIENCE URGES INVESTORS AND STOCKHOLDERS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the SEC's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357).

Participant Information

         Cardiac Science, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cardiac Science's stockholders in favor of the adoption of the merger agreement. Information concerning Cardiac Science's participants in the solicitation is set forth in its Annual Report on Form 10-K/A-2 for the year ended December 31, 2000.